UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                              ROYAL PRECISION, INC.
                        ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   780921-10-2
                                 --------------
                                 (CUSIP Number)


                                February 22, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                   ----------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

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CUSIP NO. 780921-10-2             SCHEDULE 13D                 Page 2 of 6 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kenneth J. Warren
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     377,102
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       377,102
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    377,102(1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.6% (based on 5,681,711 shares outstanding)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) 344,479 shares held by the reporting person; (b) a currently exercisable warrant for 12,000 shares held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (c) 300 shares held by the Profit Sharing Plan; and (d) 20,323 shares issuable upon the exercise of currently exercisable options. Does not include (i) any shares held by The Johnston Family Charitable Foundation of which the reporting person is a trustee but as to which he shares no voting or dispositive power; (ii) any shares issuable upon conversion of a $50,000 convertible subordinated note held by the Profit Sharing Plan referred to in
Item 6 which is not convertible until the occurrence of a default; (iii) the 30,000 shares subject to an option from The Johnston Family Charitable Remainder Unitrust #3 referred to in Item 6 which is not currently exercisable; and (iv) 20,000 shares issuable upon exercise of an employee stock option not exercisable within 60 days.

ITEM 1 SECURITY AND ISSUER.

          Common Stock, par value $.001 per share

          Royal Precision, Inc.

          535 Migeon Avenue

          Torrington, CT 06790

ITEM 2 IDENTITY AND BACKGROUND.

          (a)  Kenneth J. Warren

          (b)  5134 Blazer Parkway,

               Dublin, OH 43017

          (c)  Attorney at Law

               5134 Blazer Parkway, Dublin, OH 43017

          (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

          (f) Mr. Warren is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The reporting person acquired 344,479 shares in 1996 and 1999, substantially all of which were purchased on credit (see Item 6). A warrant for 12,000 shares held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan ("the Profit Sharing Plan") was issued to the Profit Sharing Plan in exchange for a loan to the Company in the amount of $50,000 on February 28, 2002. Included in the reporting person's total shareholdings are (i) the 344,479 shares held by the reporting person purchased in 1996 and 1999; (ii) 300 shares purchased and held by the Profit Sharing Plan;
(iii) 12,000 shares issuable upon exercise of the warrant held by the Profit Sharing Plan; and (iv) 20,323 shares issuable to the reporting person upon the exercise of options which are exercisable within 60 days. Does not include (a) any shares held by The Johnston Family Charitable Foundation; (b) shares issuable upon conversion of the $50,000 convertible subordinated note held by the Profit Sharing Plan referred to in Item 6 which is not currently convertible; (c) 30,000 shares subject to an option from The Johnston Family Charitable Remainder Unitrust #3 referred to in Item 6 which is not currently exercisable; and (d) 20,000 shares issuable upon exercise of an employee stock option which are not exercisable within 60 days.

ITEM 4. PURPOSE OF TRANSACTION.

     The reporting person was previously a party to a Stockholder Agreement among the issuer and certain other stockholders and reported his ownership as a member of that "group" on Schedule 13G. The reporting person was released as a party to that agreement in February 1999 and filed a Schedule 13G with respect to his ownership in his individual capacity at that time.

     The reporting person acquired and continues to hold the shares of Common Stock reported herein for investment purposes. The reporting person intends to review continuously his equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the reporting person may determine to increase or decrease his equity interest in the Issuer by acquiring additional shares of Common Stock or by disposing of all or a portion of his holdings subject to any applicable legal and contractual restrictions on his ability to do so. In addition, in connection with the Issuer's ongoing needs for additional capital, the reporting person has from time to time engaged in discussions with respect to one or more possible privately negotiated investments in the Issuer which may be purchases of additional common stock, loans or direct investments in assets of the Issuer, or a combination of all, and which may involve one or more additional accredited individual or institutional investors or lenders.

     Except as disclosed in this Item 4, the reporting person has no current plans or proposals that relate to or would result in any of the following, although he may consider certain of such types of transactions and reserves the right to develop such plans or proposals in the future:

     (a) The acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization, or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capital or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j) Any action similar to any of those set forth in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  (i)  Amount Beneficially Owned: 377,102 shares

          (ii) Percent of Class: 6.6% (based upon 5,681,711 outstanding shares)

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 377,102

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 377,102

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     (c)  (i) On February 28, 2002, the reporting  person granted to Christopher
A. Johnston a one year option to purchase 121,750 shares of common stock at an exercise price of $0.25 per share. See subparagraph (f) of Item 6.

          (ii) On February 28, 2002, the Profit Sharing Plan lent to the Company $50,000, evidenced by the Company's subordinated promissory note and a warrant to purchase 12,000 shares of the Company's common stock at a price of $0.25 per share. See subparagraph (g) of Item 6.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) On May 29, 1996, the original 80 shares held by the reporting person in a constituent company prior to a merger in 1999 were pledged by the reporting person to RPJ/JAJ Partners, Ltd. under a pledge agreement pursuant to which the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred. These 80 shares were converted to 334,031 shares of the Company in the merger and remain subject to the pledge agreement.

     (b) The reporting person is a party to a stockholders agreement dated May 29, 1996 under which the holders of 59,006 shares have granted to him and Christopher A. Johnston rights of first refusal, which rights are not currently exercisable, and Mr. Warren has granted a right of first refusal and a call right on his shares to Christopher A. Johnston, which rights are not currently exercisable.

     (c) In September 1999, 3,900 shares were pledged by the reporting person to Richard P. Johnston and Jayne A. Johnston, Trustees of the Johnston Family Living Trust u/a dtd. April 11, 1999, to enable the reporting person to purchase on credit shares of common stock of the Company by delivery of a promissory note to such Living Trust and 667 additional shares were purchased using the reporting person's personal funds.

     (d) On October 19, 1999, 5,881 shares were pledged by the reporting person to Richard P. Johnston and Jayne A. Johnston, Trustees of the Johnston Family Living Trust u/a dtd. April 11, 1999, to enable the reporting person to purchase on credit shares of common stock of the Company by delivery of a promissory note to such Living Trust.

     (e) On July 24, 2001, The Johnston Family Charitable Remainder Unitrust #3 granted a seven year option to the reporting person to purchase 30,000 shares. 20% of such option becomes exercisable July 24, 2002 and on each July 24 of the four subsequent years.

     (f) On February 28, 2002, the reporting person granted to Christopher A. Johnston a one-year option to purchase 121,750 shares of common stock at an exercise price of $0.25 per share. This option may be extended for four successive one year periods upon receipt of $1,406.49 for each extension.

     (g) On February 28, 2002, the Profit Sharing Plan lent to the Company $50,000, evidenced by the Company's subordinated promissory note ("Subordinated Note") which bears interest at the rate of 13% per annum and matures in 12 months. The Subordinated Note is subordinate to the Company's bank credit facilities. In connection with such financing, the Profit-Sharing Plan also received a warrant to purchase 12,000 shares of the Company's common stock at a price of $0.25 per share. Additionally, upon default, the Profit-Sharing Plan will have an option to convert the indebtedness into common stock of the Company at an exchange ratio of $0.25 per share with respect to any outstanding principal and accrued interest that is not repaid in full on or before the maturity date.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Pledge Agreement between the reporting person and RPJ/JAJ Partners, Ltd. Dated May 29, 1996.

     Exhibit 2. Stockholders Agreement among Christopher A. Johnston, the reporting person and David J. Lyon, et al dated May 29, 1996.

     Exhibit 3. Pledge Agreement to Johnston Family Living Trust dated September 1, 1999.

     Exhibit 4. Pledge Agreement to Johnston Family Living Trust dated October 19, 1999.

     Exhibit 5. Option Agreement from Johnston Family Charitable Remainder Unitrust #3 dated July 24, 2001.

     Exhibit 6. Option Agreement to Christopher A. Johnston dated February 28, 2002.

     Exhibit 7. Subordinated Promissory Note of the Company dated February 28, 2002.

     Exhibit 8. Warrant dated February 28, 2002 held by the Profit Sharing Plan.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 8, 2002
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Kenneth J. Warren
                                        ----------------------------------------
                                                       (Signature)

                                        Kenneth J. Warren
                                        ----------------------------------------